Exhibit 99.12

TOTAL FINA ELF S.A.
SOCIETE ANONYME
SHARE CAPITAL: 7,059,349,590 Euros
REGISTERED OFFICE: 2, PLACE DE LA COUPOLE, LA DEFENSE 6, COURBEVOIE (HAUTS DE SEINE)
542 051 180 R.C.S. NANTERRE

NOTICE OF SHAREHOLDERS’ MEETING

COMBINED GENERAL MEETING

(ORDINARY AND EXTRAORDINARY)

OF MAY 7, 2002*

The shareholders of TOTAL FINA ELF S.A. are hereby informed that a Combined General
Meeting (Ordinary and Extraordinary) is to be convened
on Tuesday May 7, 2002 at 10:00 a.m.
at the Palais des Congrès,
2, place de la Porte Maillot, 75017 Paris (France)

* In conformity with French law, an initial meeting is scheduled for Wednesday April 24, 2002 at 9:00 a.m.
at the Company’s registered office, 2, place de la Coupole_La Défense 6 (92400) Courbevoie.
As it is likely that this meeting will not be held validly failing to obtain the required quorum, the meeting will be reconvened to take place on May 7, 2002 at 10:00 a.m.

Documents covered by article 133 of Decree n° 67-236 of March 23, 1967

PARTICIPATION AT THE GENERAL MEETING
PRACTICAL INFORMATION
AGENDA
PROPOSED RESOLUTIONS
Within the authority of an Ordinary General Meeting (resolutions 1 to 9)
Within the Authority of an Extraordinary General Meeting (resolutions 10 to 14)
PROPOSED CHARTER AND BYLAWS
BRIEF REVIEW OF THE COMPANY’S POSITION DURING THE 2001 FISCAL YEAR
FIVE-YEAR FINANCIAL SUMMARY AND INCOME ALLOCATION
REQUEST FOR COPIES OF DOCUMENTS AND INFORMATION
REQUEST FOR AN ADMISSION CARD
PRESS RELEASE MARCH 7
PRESS RELEASE MARCH 8
PRESS RELEASE MARCH 11
FINAL 2001 RESULTS
PRESS RELEASE MARCH 13
PRESS RELEASE MARCH 18
PRESS RELEASE MARCH 20
PRESS RELEASE MARCH 27
PRESS RELEASE MARCH 27
PRESS RELEASE APRIL 2
NOTICE OF REPURCHASE
NOTICE OF SHAREHOLDERS' MEETING

PARTICIPATION AT THE GENERAL MEETING

All shareholders are entitled to participate in this General Meeting, whatever the number of shares held, or to be represented at the Meeting by another shareholder or an officer of the Meeting, or by their spouse, or to cast votes by mail.

In order to participate in or be represented at the Meeting:

a)	Holders of registered shares must have the shares registered in their names at least one day prior to the date of the Meeting.

b)	Holders of bearer shares should, at least one day prior to the date of the meeting, provide evidence that the shares are being held in a blocked account, in the form of a certificate issued by the financial intermediary with whom the securities account is held. Such certificate should be sent to BNP PARIBAS, G.I.S. EMETTEURS, Les Collines de l’Arche, 75450 Paris Cedex 09. The shares may not be released for sale until after the date of the last General Meeting at which the quorum requirement is met.

c)	Holders of American Depositary Receipts evidencing American Depositary Shares (“ADSs”), each ADS representing one half of an ordinary share, should contact The Bank of New York at 800-753-7230 or the Investor Relations office for TotalFinaElf at 212-922-3030.

Proxy or mail-in voting forms, together with admission cards, may be obtained on request from BNP PARIBAS.

As required by law, shareholders are reminded that:

–	Shareholders wishing to cast a vote by mail may obtain the appropriate form by writing to the Company, TOTAL FINA ELF S.A., Direction Juridique, Bureau 33 F 81, 2, place de la Coupole_92078 Paris La Défense Cedex, or to BNP PARIBAS, at the above address, by registered letter with acknowledgement of receipt.

–	In order to allow time for such forms to be issued, requests must be received at the Company’s head office or by BNP PARIBAS, no later than six days prior to the date of the Meeting.

–	The duly completed form must be returned to the Company’s head office or BNP PARIBAS, at least three days prior to the date of the Meeting.

–	In the case of holders of bearer shares, votes by mail will only be accepted subject to prior receipt of the certificate evidencing the fact that the shares are being held in a blocked account, as provided for in b) above.

–	Any shareholder who has cast a vote by mail will not have the right to participate in the Meeting in person or to give a proxy to any other person.

–	Shareholders may obtain the documents provided for in Article 135 of the Decree of March 23, 1967, by writing either to:

–	BNP PARIBAS, G.I.S. EMETTEURS, Les Collines de l’Arche, 75450 Paris Cedex 09, or to

–	the Company’s head office, TOTAL FINA ELF S.A., Direction Juridique, Bureau 33 F 81, 2, place de la Coupole_92078 Paris La Défense Cedex.

–	Holders of ADSs may exercise voting rights with respect to the ADSs by completing the voting instructions prepared by the Bank of New York which are being delivered together with the Notice to the holders of the ADSs.

Shares registered in the name of the same holder for at least two years as of the date of the General Meeting carry double voting rights (article 36 paragraph 7 of the charter and bylaws currently in effect).

Nevertheless, the transfer of registered shares to another registered shareholder in connection with a succession, the sharing of the joint estate of a husband and wife, or a disposition inter vivos in favor of a spouse or a relative in the line of succession, shall not be deemed to represent a transfer of ownership for the purpose of determining the above qualification period or the eligibility for double voting rights (article 36 paragraph 8 of the charter and bylaws currently in effect).

PRACTICAL INFORMATION

I – Steps to be taken by a registered shareholder

If the shareholder wishes to attend the Meeting, he/she must:

–	request an admission card in his/her name from BNP PARIBAS (see form attached). This card will be mailed to him/her.

If the shareholder cannot attend the Meeting, he/she may nevertheless either:

–	give a proxy to the Chairman,

–	be represented by another shareholder or his/her spouse, or

–	vote by mail.

In all three cases, the shareholder must use the attached document and return it to BNP PARIBAS, duly completed and signed, in the enclosed “T” envelope.

II – Steps to be taken by a shareholder who owns bearer shares

If the shareholder wishes to attend the Meeting, he/she must:

–	at least one day before the date of the Meeting, ask the financial intermediary who holds his/her shares on account to block them,

–	request an admission card in his/her name from BNP PARIBAS (see form attached). This card will be mailed to him/her after the financial intermediary has informed BNP PARIBAS of the blocking of his/her shares.

If the shareholder cannot attend the Meeting, he/she may nevertheless either:

–	give a proxy to the Chairman,

–	be represented by another shareholder or his/her spouse, or

–	vote by mail.

In all three cases, the shareholder must also ask the financial intermediary who holds his/her shares on account to block them at least one day before the date of the Meeting, and ask him or the Company for a proxy or mail-in voting form.

Regardless of the choice of the shareholder who owns bearer shares, his /her shares must remain blocked until the last of the validly constituted meetings, or the date of any other meeting convened with the same agenda, if the required quorum was not reached upon first notice, i.e. through May 7, 2002.

ALL THESE STEPS MUST HAVE BEEN COMPLETED AT LEAST ONE DAY BEFORE THE MEETING, i.e., NO LATER THAN MAY 6, 2002.

AGENDA

I – Resolutions within the authority of an Ordinary General Meeting

–	Report of the Board of Directors and auditors’ general report on the transactions and accounts for the year ended December 31, 2001;

–	Approval of these reports, the accounts and balance sheet as of December 31, 2001;

–	Approval of the Company’s consolidated financial statements as of December 31, 2001;

–	Allocation to the special long-term capital gains reserve;

–	Appropriation of net income, determination of the dividend and date of payment;

–	Special Report of the auditors on the agreements covered by Article L.225-38 of the Code of Commerce;

–	Authorization to be given to the Board to trade in the Company’s shares;

–	Renewal of the term of office of directors;

–	Appointment of a director.

II – Resolution within the authority of an Extraordinary General Meeting

–	Approval of simplified charter and bylaws updated to conform to French N.R.E. law of May 15, 2001;

–	General authorization to be given to the Board to issue shares and share equivalents;

–	Authorization to be given to the Board to issue shares and share equivalents without preemptive subscription rights, with or without priority subscription rights for existing shareholders;

–	Authorization to be given to the Board to reduce the share capital by canceling shares;

–	Authorization to be given to the Board to increase the share capital in favor of employees participating in an Employee Stock Ownership Plan.

PROPOSED RESOLUTIONS

Within the authority of an Ordinary General Meeting (resolutions 1 to 9)

FIRST RESOLUTION (Approval of certain reports and of the parent company’s financial statements)

The reports by the Board of Directors and by the auditors having been made available to the shareholders, the shareholders hereby approve such reports in their entirety together with the balance sheet and the financial statements of Total Fina Elf S.A. for the fiscal year ended December 31, 2001.

SECOND RESOLUTION (Approval of the consolidated financial statements)

The reports by the Board of Directors and by the auditors having been made available to the shareholders, the shareholders hereby approve the consolidated balance sheet and the consolidated financial statements of Total Fina Elf S.A. for the fiscal year ended December 31, 2001.

THIRD RESOLUTION (Allocation to the special reserve for long-term capital gains)

Pursuant to Article 209 quater of the French General Taxation Code and Article 120.3 of Appendix II to such Code, the shareholders hereby allocate an amount of 2,188,000,000 euros, deducted from the reserve account, to the special reserve for long-term capital gains of Total Fina Elf S.A.

FOURTH RESOLUTION (Allocation of income, approval of the dividend)

The shareholders take note that the income for the 2001 fiscal year amounts to 3,828,721,621 euros.

Taking into account available retained earnings of 651,989,086 euros, the amount of income to be allocated is 4,480,710,707 euros.

Based on the recommendation of the Board of Directors and taking into account (a) 705,934,959 outstanding shares at December 31, 2001 with dividend rights as of January 1, 2001, (b) 1,786,395 shares with dividend rights as of January 1, 2001 that are issuable prior to the payment date of the dividend relative to the 2001 fiscal year, (c) the potential exercise of 3,572,791 TOTAL FINA ELF warrants existing at January 1, 2002, and (d) up to 6,000,000 shares with dividend rights as of January 1, 2001 that may be issued in connection with the capital increase reserved for the employees that was the object of a prospectus approved by the COB (approval n° 01-1448) on December 14, 2001, making a total of up to 713,721,354 shares at the most with dividend rights for the 2001 fiscal year, the shareholders hereby allocate this income amount, as follows:

Dividend	2,712,141,145	euros
Retained earnings	1,768,569,562	euros

	4,480,710,707	euros

Accordingly, the dividend paid per share shall be 3.8 euros, to which a French tax credit (avoir fiscal) may be available in accordance with the conditions in effect.

The dividend of 2,712,141,145 euros shall be paid on May 17, 2002.

For reference, the dividends paid for the last three fiscal years were as follows:

	2000	1999	1998

Total dividend (in millions of euros)	2,361.0	1,690.2	698.1

Number of shares	715,453,232	719,236,504	349,045,834

Dividend per share in euros	3.3	2.35	2

In the event that, at the time of payment of the dividend, the number of shares issued with dividend rights as of January 1, 2001 in connection with the capital increase reserved for the employees is less than 6,000,000 shares, or if the Company holds certain of its own shares, or if the number of shares issued with dividend rights as of January 1, 2001 by exercise of the Total Fina Elf S.A. warrants is less than 1,786,395 shares, the income corresponding to dividends not paid on such shares shall be allocated to the “retained earnings” account.

FIFTH RESOLUTION (Agreements mentioned in article L. 225-38 of the French Code of Commerce)

The special report by the auditors concerning the agreements mentioned in article L.225-38 of the Code of Commerce having been made available to the shareholders, the shareholders hereby take note of this report.

SIXTH RESOLUTION (Authorization for the Board of Directors to trade the Company’s shares)

The report by the Board of Directors and the report by the auditors containing the elements appearing in the information note approved by the French Securities Commission (Commission des Opérations de Bourse) having been made available to the shareholders, the shareholders hereby authorize the Board of Directors, pursuant to the provisions of Article L.225-209 of the French Code of Commerce, to purchase or sell Company shares within the framework of a share buy-back program.

The purchase, sale or transfer of such shares may be carried out by any means on the market or by private contract. The modalities may include the use of any derivative financial instrument traded on an exchange or in a private transaction, as well as the use of option strategies under the conditions authorized by the competent market authorities.

These transactions may be carried out at any time in accordance with the applicable rules and regulations in effect.

The maximum purchase price is set at 250 euros and the minimum sale price at 100 euros.

In case of a capital increase by incorporation of reserves and allocation of free shares as well as in the case of a division or consolidation of securities, the prices indicated above shall be adjusted by application of a multiplying coefficient equal to the ratio between the number of the securities constituting the capital before the capital change and the said number after the capital change.

The maximum number of shares that may be held or purchased by virtue of this authorization may not at any time exceed 10% of the total number of shares constituting the share capital, reduced by the shares held by the Company’s direct or indirect subsidiaries.

On an indicative basis, as of December 31, 2001, the Company held, among the 705,934,959 shares constituting its share capital, 20,457,780 shares internally and 25,082,217 shares held by the Company’s direct or indirect subsidiaries. Under these circumstances, the maximum number of shares that the Company could repurchase comes to 25,053,498 shares, and the maximum amount that the Company may spend to acquire the said shares comes to 6,263,374,500 euros.

The objectives of the share buy-back program are mainly as follows:

•	the management of cash flow or of shareholders’ funds if it appears that implementation of this program constitutes an appropriate solution;

•	the application of programs for purchasing or selling Company shares within the framework of share purchase option plans;

•	the repurchase of a number of shares corresponding to the shares issued or to be issued following exercise of subscription options for the Company’s shares;

•	the repurchase of a number of shares corresponding to the shares to be delivered to the beneficiaries of options for subscription to or purchase of Elf Aquitaine shares in connection with the guarantee given by the Company, the terms of which were specified in the note concerning the revised bid of September 22, 1999 (COB approval no. 99-1179);

•	the repurchase of a number of shares corresponding to those issued or to be issued within the framework of capital increases reserved for employees;

•	the purchase and sale in the light of market circumstances;

•	the price stabilization by systematic intervention against market trends.

This program may also be used for the following reasons:

•	the implementation of a program regarding purchase of shares by employees, or any allocation of shares in connection with employee profit-sharing;

•	the repurchase of shares intended for exchange, within the framework of external growth transactions;

•	the repurchase of shares in connection with the issue of rights attached to securities granting a right to allocation of Company shares by redemption, conversion, exchange, presentation of a warrant or in any other way.

The said program may also be used to enable the Company to intervene on the stock market or off the exchange on its shares for any other legally permissible reason, or reason which might become legally permissible by applicable law or regulations then in effect. In such a case, the Company would inform its shareholders by way of a press release.

Depending on these objectives, the shares acquired may, as a priority, be either:

•	retained,

•	cancelled within the maximum legal limit of 10% of the total number of shares constituting the share capital on the date of the transaction, for each 24-month period,

•	delivered to the recipients of purchase options in case of exercise thereof, or

•	transferred, by any way whatsoever and particularly by transfer on the market or by private contract, by transfer of blocks, by exchange of securities as payment for an acquisition, or within the framework of public purchase, exchange or sale offers.

The acquired shares may also be:

•	transferred to employees, directly or through the intermediary of payroll savings funds, or

•	delivered following exercise of rights attached to securities creating a right to attribution of Company shares by redemption, conversion, exchange, presentation of a warrant or in any other way.

The shares repurchased and held by the Company will be deprived of voting and dividend rights while so held.

This authorization is granted for a period of eighteen months starting on the day of the present meeting or until the date of its renewal by an ordinary shareholders’ meeting before the expiration of the above-mentioned eighteen month period.

Full powers are granted to the Board of Directors, with a right of delegation, in order to implement the present authorization. It cancels and replaces the fourth resolution of the combined Shareholders’ Meeting held on May 17, 2001.

SEVENTH RESOLUTION (Renewal of the Director’s term of Baron Goossens)

The shareholders hereby renew the Director’s term of Mr. John J. Goossens for a period of three years, expiring at the conclusion of the Shareholders’ Meeting called to approve the financial statements for the 2004 fiscal year.

EIGHTH RESOLUTION (Renewal of the Director’s term of Mr. Bertrand Jacquillat)

The shareholders hereby renew the Director’s term of Mr. Bertrand Jacquillat for a period of three years, expiring at the conclusion of the Shareholders’ Meeting called to approve the financial statements for the 2004 fiscal year.

NINTH RESOLUTION (Appointment of a new Director)

The shareholders hereby appoint Mr. Paul Desmarais, Jr. as a Company Director for a period of three years, expiring at the conclusion of the Shareholders’ Meeting called to approve the financial statements for the 2004 fiscal year.

Within the Authority of an Extraordinary General Meeting (resolutions 10 to 14)

TENTH RESOLUTION (Adoption of simplified charter and bylaws updated to conform to French N.R.E. law of May 15, 2001)

The report by the Board of Directors having been made available to the shareholders, the shareholders hereby approve the Company’s revised simplified charter and bylaws in the form attached to the present resolution, which comply with the French N.R.E. law of May 15, 2001.

ELEVENTH RESOLUTION (General delegation to be granted to the Board of Directors for the purpose of issuing securities with deferred or immediate rights to capital)

The report by the Board of Directors and the special report by the auditors having been made available to the shareholders, and pursuant to the provisions of article L. 225-129 III of the Code of Commerce, the shareholders hereby:

–	delegate to the Board of Directors the requisite authority for a period of twenty-six months starting with the date of the present meeting to, on one or more occasions, either in cash or by offsetting against certain liquid and payable claims on the Company, and either in euros or in other currencies or in monetary units established with reference to a set of currencies, on the French market and/or on the international market, issue, with maintenance of the shareholders’ preemptive subscription right, shares, or rights to subscription to or purchase shares issued autonomously, with or without consideration, and of any securities of any nature whatsoever, including securities representing debt instruments. The said securities offer access to a share of the Company’s capital by subscription, conversion, exchange, redemption, presentation of a right or in any other way authorized by law, either immediately or following the passage of time, at any time or on fixed dates, provided, however, this resolution excludes investment securities contemplated under Article L. 228-30 of the French Code of Commerce and preferred shares contemplated under Article L. 228-11 of the French Code of Commerce, as well as of the issue of any securities exchangeable or convertible into such securities;

–	determine that the nominal amount of the capital increase or increases that might immediately or over time be made by virtue of the present delegation may not exceed four billion euros or the equivalent value of that amount, not including adjustments that might be required pursuant to law to preserve the rights of the holders of the securities offering access to a share of the Company’s capital;

–	determine that the maximum amount of securities representing debt instruments that may be issued may not exceed ten billion euros, or their equivalent value on the date of issuance, it being specified that the said amount covers all the debt instruments issued pursuant to the delegation to the Board of Directors under the present resolution and the twelfth resolution of the present Shareholders’ Meeting, but is independent of the total amount of the debt instruments not convertible or exchangeable into the Company’s share capital pursuant to the twenty-first resolution of the Combined Shareholders’ Meeting held on March 22, 2000. The said securities convertible or exchangeable into the Company’s share capital that may be issued by virtue of the present delegation may consist of debt instruments or may be associated with the issue of such instruments, or allow the issue thereof as intermediate securities. In particular, they may have the form of subordinated or unsubordinated securities, with a fixed or unfixed maturity.

Furthermore it is specified that the above-mentioned debt instruments may be interest bearing at a fixed and/or floating rate, with or without capitalization, and may be redeemable, with or without premium, or amortizable. They may also be the object of repurchases on the market or of a purchase or exchange offer by the Company.

In any event, the amount payable or which may later become payable to the Company for each of the shares issued or to be issued by virtue of the present resolution shall be equal to no less than the par value of the shares.

Pursuant to conditions specified by law, shareholders may exercise their full preferential subscription rights. In addition, the Board of Directors is authorized to grant the right to shareholders to subscribe to securities in excess of the minimum number to which they have preferential subscription rights, in proportion to the subscription rights they hold and within the limits of their requests.

If subscriptions by right, and if applicable, subscriptions to excess securities, have not absorbed the full issuance of securities, the Board shall be entitled, at its option, to limit the issue to the amount of the subscriptions received, as long as that amount represents at least three-fourths of the issuance, or to allocate, at its own initiative, the securities not subscribed to in whole or in part, and/or to offer them in the same way to the public, by raising funds among the public in France and/or, if appropriate, abroad and/or on the international markets.

By this resolution, the preferential subscription rights that would ordinarily inure to holders of the Company’s shares are automatically and expressly waived with respect to the securities into which the securities issued pursuant to this resolution are convertible or exchangeable into, such that instead, the holders of all the securities issued pursuant to this resolution, including warrants and convertible securities, shall hold such preferential subscription rights.

Within the framework of the present resolution, the Board of Directors shall be entitled to increase the capital on one or more occasions by incorporation of reserves, profits, premiums on shares or other methods, capitalization being equally possible under the charter and bylaws, in any case either by free attribution of shares and/or increase of the nominal value of existing shares.

The Shareholders’ Meeting grants full powers to the Board of Directors, with an option for sub-delegation to the Chairman under the conditions prescribed by law, to determine the type and the features of the securities to be issued as well as the issue dates and issuance procedures, determine the price and the terms and conditions of the issues, set the amounts to be issued, determine the effective dates, even retroactive, of the securities to be issued, determine the procedure for paying up the shares or other securities issued, and if applicable, to allow for their repurchase on the market, and the conditions of the repurchase or exchange offers to which they might be the subject by the Company, the possibility of suspension of exercise of the share attribution rights attached to the securities to be issued for a period that may not exceed three months, determine the procedures making it possible, if appropriate, to protect the rights of the holders of securities offering access to the Company’s capital, on the basis of its sole decision, and if it considers this appropriate, to charge the expenses, duties and fees arising from the issues to the amount of the corresponding premiums, and deduct from the said amount the sums necessary to increase the legal reserve to one-tenth of the new capital after each issue, carry out the listing of the securities to be issued, and more generally take all useful steps, conclude any agreements and carry out any formalities in the interest of execution of the contemplated issues, record the capital increases resulting therefrom, and modify the charter and bylaws as a result.

In case of a capital increase by incorporation of reserves, profits, premium on shares or other methods, capitalization being equally possible under the charter and bylaws, the shareholders also hereby grant full powers to the Board of Directors, with an option of sub-delegation to the Chairman under the conditions prescribed by law, to determine, if appropriate, the amount by which the par value of the existing shares is to be increased, and to decide, if appropriate, that the rights constituting odd lots will not be negotiable, and that the corresponding shares will be sold, the amounts resulting from the sale being allocated to the holders of the rights at the latest 30 days after the date of entry in their account of the whole number of shares allocated.

The present resolution cancels and replaces, to the extent of the unused portion, the authorization granted at the combined Shareholders’ Meeting held on March 22, 2000 (seventh resolution).

TWELFTH RESOLUTION (Authorization to be granted to the Board of Directors to use the above delegation without maintenance of preferential subscription rights, but with an option to grant a priority period)

The report by the Board of Directors and a special report by the auditors having been made available to the shareholders, and pursuant to the provisions of Article 225-129 III of the French Code of Commerce, the shareholders hereby authorize the Board of Directors, with an option for sub-delegation to the Chairman under the conditions prescribed by law, to carry out, on one or more occasions, the issues of securities mentioned in the foregoing resolution, without any preferential subscription right within the limits of the maximum amounts and within the period mentioned in the foregoing resolution, it being specified that:

–	a priority period may be granted to the shareholders, if appropriate, for a duration and in accordance with the procedures the Board of Directors prescribes, to subscribe to the said securities in proportion to the number of securities possessed by each shareholder, without giving rise to the creation of negotiable rights;

–	in any event, the amount due or that may later become due to the Company for each of the shares issued or to be issued by exercise of the right attached to the securities shall have to be at least equal to the average of the market prices of the shares recorded as provided for in Article L.225-136 of the French Code of Commerce, after correction of the said average in case of differences in the dates of dividend rights, it being specified that this rule is to be applied only at the time of issue of the securities by raising funds from the public;

–	capital increases may be carried out for the purpose of remunerating securities that are tendered to the Company within the framework of a public exchange offer for securities meeting the conditions prescribed in article L.225-148 of the French Code of Commerce.

The Board of Directors shall be entitled to use the present authorization, with an option to sub-delegate to the Chairman under the conditions prescribed in law, to carry out the issue of securities creating a right or which could create a right to a share of the Company’s share capital, within the framework of issuances of securities by the companies in which the Company holds, directly or indirectly, more than half of the share capital and carried out an application of Articles L.225-150 and L.228-93 of the French Code of Commerce.

The shareholders hereby further resolve that all of the stipulations of the eleventh resolution, including all of the powers granted to the Board of Directors for the purpose of carrying out the said issuances, apply to the present authorization, with the exception of the particular stipulations relative to the issues of securities with preferential subscription rights.

The present resolution cancels and replaces, to the extent of the unused portion, the authorization granted at the combined Shareholders’ Meeting held on March 22, 2000 (eighth resolution).

THIRTEENTH RESOLUTION (Authorization granted to the Board of Directors to reduce the capital by cancellation of shares)

The report by the Board of Directors and the special report by the auditors having been made available to the shareholders, the shareholders hereby authorize the Board of Directors, pursuant to Article L.225-209 of the French Code of Commerce, to reduce the share capital by cancellation of shares that the Company holds or might hold following purchases made within the framework of the said article.

The shareholders hereby further grant full powers to the Board of Directors, with an option for sub-delegation to the Chairman under the conditions prescribed by law, to carry out the said capital reduction on the basis of its decisions alone, to determine the amount thereof, per period of twenty-four months, within the limit of 10% of the total number of shares constituting the share capital existing on the date of the reduction, to charge the difference between the repurchase value of the securities and their par value to any reserve or premium account, to modify the charter and bylaws as a result, and to carry out all required formalities.

This resolution, which cancels and replaces, to the extent of the unused portion, the authorization granted at the combined Shareholders’ Meeting held on May 11, 1999 in its sixteenth resolution, shall expire at the end of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending on December 31, 2006.

FOURTEENTH RESOLUTION (Capital increase reserved for employees)

The report by the Board of Directors and the special report by the auditors having been made available to the shareholders, and within the framework of the provisions of Articles L.443-1 and L.443-5 of the French Labor Code relative to shareholder employees, and of Article L.225-138 of the French Code of Commerce, the shareholders hereby:

•	authorize the Board of Directors to increase the share capital, on one or more occasions, within a maximum period of five years starting with the day of the present meeting, within the limits of 3% of the share capital existing at the time of the issue;

•	reserve the subscription to the shares to be issued for the employees of the Company and of the French or foreign companies connected with it in the meaning of Article L.233-16 of the French Code of Commerce, as long as the said employees belong to a company savings plan;

•	note that any such issuance entails the shareholders’ waiver of their preferential subscription right for the benefit of the employees for whom the capital increase is reserved;

•	determine that the issue price of the new shares may be no greater than the average of the first quoted prices during the twenty trading sessions preceding the day of the Board of Directors’ decisions setting the opening date for subscriptions, or less than the said average reduced by the maximum discount provided for by law on the day of the Board of Directors’ decision.

The Shareholders’ Meeting grants full powers to the Board of Directors, with an option for sub-delegation to the Chairman under the conditions prescribed by in law, to do the following:

•	determine the companies whose employees will be entitled to benefit from the subscription offer;

•	determine that the subscriptions may be carried out through the intermediary of a common investment fund or directly or by an open-end investment company whose purpose is management of a portfolio of securities issued by the Company (“SICAV E”);

•	grant time to the employees for paying up their shares;

•	prescribe procedures and conditions regarding membership in the savings plan, and establish or modify the rules thereof;

•	set the dates for opening and closing of the subscription and the issue price of the shares;

•	decide on the number of new shares to be issued;

•	record realization of the capital increases;

•	carry out any transactions and formalities directly or through an agent;

•	modify the Company’s charter and bylaws accordingly, and more generally do anything that is useful and necessary within the framework of the laws and regulations in effect.

This resolution cancels and replaces, with respect to the unused portion, the authorization granted for a period of five years at the Extraordinary Shareholders’ Meeting held on May 13, 1998.

APPENDIX TO THE TENTH RESOLUTION

PROPOSED CHARTER AND BYLAWS

TITLE I
Form – Name – Purpose – Registered office – Duration

ARTICLE 1 – FORM

The Company is a société anonyme; its share capital is publicly traded. The Company is governed by the legislative and regulatory provisions in force and by the present charter and bylaws.

ARTICLE 2 – NAME

The Company has the following name:

TOTAL FINA ELF S.A.

ARTICLE 3 – PURPOSE

The Company’s purpose, directly or indirectly, in all countries, is to:

1° –	Search for and extract mining deposits, and particularly hydrocarbons in all forms, and to perform industrial refining, processing and trading in the said materials, as well as their derivatives and by-products;

2° –	Conduct all activities relating to production and distribution of all forms of energy;

3° –	Conduct all activities relating to the chemical sector in all of its forms, as well as all activities relating to the rubber and health sectors;

4° –	Conduct all forms and all means of transportation and shipping of hydrocarbons or other products or materials relating to the Company’s business purpose;

and more generally, to conduct all financial, commercial and industrial operations and operations relating to any fixed or unfixed assets and real estate, acquisitions of interests or holdings, in any form whatsoever, in any business or company existing or to be created that may relate, directly or indirectly, to any of the above-mentioned purposes or to any similar or related purposes, of such nature as to promote the Company’s extension or its development.

ARTICLE 4 – REGISTERED OFFICE

The Company’s registered office is:

2, Place de la Coupole
La Défense
92400 COURBEVOIE
FRANCE

If the registered office is moved by the Board of Directors, the new location shall automatically be substituted for the old one in the present article.

ARTICLE 5 – DURATION

The Company’s duration, initially set at 99 years starting with the date of its definitive constitution, namely 28th March 1924, is extended by 99 years starting on 22nd March 2000. Hence the Company’s existence shall continue until 22nd March 2099, in the absence of early dissolution or of further extension.

TITLE II

Share capital – Shares

ARTICLE 6 – SHARE CAPITAL

The share capital is set at an amount of 7,059,349,590 euros, represented by 705,934,959 shares of 10 euros each.

ARTICLE 7 – PAYING UP SHARES

Subscriptions to shares are made in accordance with applicable law.

The Board of Directors determines the amount and the payment due dates of any cash sums remaining to be paid on the shares.

Any calls for funds are published at least two weeks in advance in a newspaper for legal notices in the department of the registered office.

Any payment not made by the applicable due date shall automatically bear interest, without further notice, in favor of the Company at the legal rate increased by one percent from the due date until the settlement date.

ARTICLE 8 – FORM AND TRANSFER OF SHARES

Fully paid up shares may be held as registered shares or bearer shares, at the shareholder’s option.

The shares are entered in a stock ledger.

Bearer shares and registered shares are freely transferable.

ARTICLE 9 – IDENTIFICATION OF SHAREHOLDERS –
DECLARATION OF CROSSING OWNERSHIP THRESHOLDS

The Company is authorized, to the extent permitted under applicable law, to identify the holders of securities that grant immediate or future voting rights at the Company’s shareholders’ meetings.

In addition to obligations that shareholders may have under applicable law to notify the Company upon crossing certain percentages of share ownership or voting rights, any person, whether a natural person or a legal entity, who comes to hold, directly or indirectly, 1% or more, or any multiple of 1%, of the share capital or the voting rights or of securities that may include future voting rights or future access to share capital or voting rights, is required to inform the Company by registered mail with return receipt requested, indicating the number of securities or voting rights held, within a period of 15 days from the date of crossing each of the said thresholds.

In determining the ownership or voting rights percentages provided for in the previous paragraph, shares or voting rights held by controlled companies, as defined in article L. 233-3 of the Code of Commerce, must be included if applicable.

In the event of a failure to declare ownership of shares or voting rights as described above, any shares or voting rights exceeding the fraction that should have been declared may be deprived of voting rights at a Shareholders’ Meeting if, at the meeting, the failure to declare ownership of such shares or voting rights has been noted and if one or several shareholders holding, collectively, at least three percent of the Company’s capital or voting rights so request at such meeting.

Any natural person or legal entity is also required to inform the Company in the manner and within the time periods set forth above in paragraph 4 of this Article 9 when his direct or indirect holdings fall below each of the applicable thresholds in said paragraph.

ARTICLE 10 – RIGHTS AND OBLIGATIONS ATTRIBUTABLE TO SHARES

In addition to a voting right, each share entitles the holder to an ownership interest in the business assets, in the sharing of profits and of liquidation surpluses, in proportion to the number of shares outstanding from time to time.

Whenever it is necessary to possess several shares in order to exercise a right, shares held in a number below the requisite number of shares do not entitle their holder to any right against the Company, it being up to the shareholder in such a case to personally seek to collect or group together the requisite number of shares.

TITLE III

Administration – General Management – Auditing

ARTICLE 11 – COMPOSITION OF THE BOARD OF DIRECTORS

The Company is administered by a Board of Directors, the minimum and maximum number of members of which are defined by applicable law in effect from time to time.

The permanent representative of a legal person appointed as a director must be approved in advance by the Board of Directors. Such representatives must be less than 70 years old.

Each director must own at least five hundred shares during his term of office.

The term of office for directors is set by the shareholders acting in an Ordinary Shareholders’ Meeting for a term of office not to exceed three years, subject to applicable law that may allow extension of the duration of a given term until the next Ordinary Shareholders’ Meeting held to approve the financial statements.

The number of directors acting in their own capacity or as permanent representatives of a legal entity more than 70 years old may not exceed one-third of the sitting directors as determined on the last day of each fiscal year. If this proportion is exceeded, the oldest Board member is automatically considered to have resigned.

ARTICLE 12 – ORGANIZATION OF THE BOARD OF DIRECTORS

The Board appoints a Chairman (Président du Conseil d’Administration) from among its members who must be a natural person.

The Chairman of the Board of Directors represents the Board of Directors. He organizes and directs the Board’s work, and reports thereon to the shareholders at Shareholders’ Meetings. He ensures the proper functioning of the Company’s bodies and ensures, in particular, that the directors are able to carry out their duties.

The Board may also appoint one or two Vice Chairmen (Vice Président du Conseil d’Administration). The rights and duties of the Chairman and of the Vice Chairman or Chairmen may be withdrawn from them at any time by the Board. The Chairman’s rights and duties cease automatically no later than on the date of his sixty-fifth birthday.

The Board also designates a natural person to act as secretary, who is not required to be a Board member.

The Board may establish one or more committees responsible for considering questions submitted by the Board or by its Chairman for their consideration and opinion. The Board determines the composition and the powers of the committees, which carry on their activity under the supervision of the Board.
The directors receive attendance fees, the amount of which, determined by the shareholders acting at a Shareholders’ Meeting, remains in effect until a new decision is taken.

The Board apportions attendance fees among its members in whatever way it considers appropriate. In particular it may allocate a larger share to directors who are members of the above-mentioned committees than the amount apportioned to other directors.

ARTICLE 13 – BOARD OF DIRECTORS’ DECISIONS

The Board of Directors meets as often as required to serve the Company’s interests. A Board meeting may be called by any means, even orally, and even on short notice depending on the urgency, at the initiative of either the Chairman or a Vice Chairman, or by one-third of its members. Such meeting may be called to be held either at the registered office, or at any other place indicated in the notice.

The physical presence, or if permitted by law, the presence by such means of video conference as are permitted by decree, of at least half of the board members is required for a meeting to be validly held.

Decisions are made by a majority of the votes of the members present or represented. In the case of a tie vote, the chairman of the meeting holds a casting vote.

ARTICLE 14 – BOARD OF DIRECTORS’ POWERS

The Board of Directors determines the guidelines governing the Company’s activity and oversees their application. Subject to the powers explicitly attributed to shareholders and within the limits of the business purpose, the Board considers any question affecting the proper operation of the Company, and its decisions settle the matters concerning it.

The Board of Directors performs such auditing and verification it considers appropriate. Each director is entitled to receive all information required for the performance of his duties and may obtain any documents he considers useful. His requests must be addressed to the Chairman of the Board of Directors.

ARTICLE 15 – GENERAL MANAGEMENT OF THE COMPANY

1)	General management of the Company is performed under the responsibility of either the Chairman of the Board of Directors (Président du Conseil d’Administration), or by another natural person appointed by the Board of Directors and bearing the title of President (Directeur Général).
The Board of Directors selects one of the aforementioned methods of exercising general management under the quorum and majority provisions set forth in article 13 of the charter and bylaws. The Company shall inform its shareholders and third parties of its determination in accordance with applicable regulations.

Once the Board makes such a determination, it remains in effect until a contrary decision is made pursuant to the same procedure.

Any change in the method of exercise of general management selected will not in and of itself require any change in the present charter and bylaws.

The Board is required to meet to consider a possible change of methods for exercising general management either at the request of the Chairman or of the President, or at the request of one-third of the Board members.

2)	When general management of the Company is assumed by the Chairman, the legal, regulatory or statutory provisions relative to the President are applicable to him, and he takes the title of Chairman of the Board, President and Chief Executive Officer (Président_Directeur Général).

When the Board of Directors determines to separate the functions of Chairman of the Board of Directors (Président du Conseil d’Administration) and President of the Company (Directeur Général), the Board appoints a President, sets the term for his appointment, and the degree of his powers. Decisions by the Board of Directors limiting the degree of the powers of the President of the Company are not enforceable against third parties.

The President of the Company must be less than 65 years old during the exercise of his duties. Upon reaching this age limit during the exercise of his duties, his appointment terminates automatically (subject to the following sentence), and the Board of Directors appoints a new President of the Company. Notwithstanding the foregoing, the President of the Company remains in office and continues exercising his duties beyond the termination date until the date on which the Board appoints his successor. Subject to the age limit described above, a President remains eligible for reappointment.

The President of the Company may be terminated at any time by the Board of Directors.

In the event that the President of the Company is temporarily unable to exercise his duties, the Board of Directors may delegate his functions to a director.

3)	The President is invested with the most extensive powers to act in the Company’s name under all circumstances. He exercises the said powers within the limits of the business purpose and subject to the ones explicitly assigned by law to the shareholders and to the board of directors. He represents the Company in its relationship with third parties.

The President of the Board of Directors may request the Chairman of the Board to call a meeting of the Board of Directors regarding a specified agenda.

If the President of the Company is not also a member of the Board of Directors, he may attend meetings of the Board of Directors to provide advice, but without a vote.

4)	On the basis of a proposal by its President, the Board may appoint one to five natural persons, at most, responsible for assisting the President and bearing the title of Executive Vice President (Directeur Général Délégué). The Board determines the extent of their powers and their term of office, it being understood that Executive Vice Presidents hold the same powers as the President in representing the Company in its relationships with third parties.

The Executive Vice President or Executive Vice Presidents may be terminated at any time by the Board of Directors, upon motion by the President of the Company.

In the event that the President is temporarily unable to perform his duties or ceases his duties, the Executive Vice President or the Executive Vice Presidents retain their duties and powers until the nomination of a new President, unless the Board of Directors decides otherwise.

5)	The President of the Company and, if applicable, one or more Executive Vice Presidents, may be authorized to grant substitutions or delegations of their authority within the limit of applicable law or regulations.

Fixed and/or variable remuneration may be granted by the Board of Directors to the Chairman of the Board, the President of the Company, and to any Executive Vice President, and, more generally, to any other natural persons to whom duties are delegated. Such compensation shall be charged to business expense.

ARTICLE 16 – AUDITORS

The shareholders acting in a shareholders’ meeting designate the statutory and deputy auditors, from time to time, in accordance with applicable law.

TITLE IV

Shareholders’ Meetings

ARTICLE 17 – NOTICE – PARTICIPATION IN
SHAREHOLDERS’ MEETINGS

1)	The shareholders’ meetings may be called in accordance with applicable law.

The meetings take place at the registered office or at any other place indicated in the notice of meeting.

All shareholders may attend shareholders’ meetings, irrespective of the number of shares held.

Any shareholder may vote by mail, by using a form conforming to applicable regulations.

No shareholder may delegate voting authority to another person except his spouse or to another shareholder or, if he is not a resident of France, by a registered intermediary in conformity with applicable regulations.

Legal entities that are shareholders take part in the meetings through their legal representatives or through any agent designated for that purpose.

2)	The owners of bearer shares or shares that are entered in an account not maintained by the company must, to be entitled to attend or to have themselves represented at the shareholders’ meetings, file a certificate drawn up by the broker keeping their accounts recording the non-transferability of the securities until the meeting date at the places indicated in the meeting notice, at least one day before the date of the meeting.

The owners of registered shares entered in an account maintained by the company must be entered in the company’s registers at least one day before the day scheduled for the meeting in order to be entitled to attend or to have themselves represented at the shareholders’ meetings.

Any meeting member who wants to be represented by a proxy must file his proxy form at the registered office at least one day before the meeting.

However, the Board of Directors has the discretion to waive in whole or in part the said periods and to accept filings not conforming to the said limits.

The Board may also decide that the shareholders may take part and vote at any meeting by video conference or by any other telecommunications procedure under the conditions prescribed by applicable regulation.

ARTICLE 18 – HOLDING SHAREHOLDERS’ MEETINGS – DECISIONS

The shareholders’ meeting is chaired by the Chairman of the Board of Directors, and failing this by a Vice Chairman, and in his absence by a director designated by the board.

The shareholders’ meetings, whether ordinary, extraordinary or combined, make their decisions pursuant to the quorum and majority conditions applicable to the provisions governing the type of meeting, and they may exercise the powers attributed to them by law.

There is secret voting when such voting is demanded by several shareholders representing at least one quarter of the share capital.

Subject to the following provisions, each meeting member is entitled to as many votes as he possesses or as many shares as he holds proxies for.

However, a double voting right is granted, in light of the share of the share capital they represent, to all registered shares paid up in full that have been entered in the name of the same shareholder for at least two years, as well as, in case of a capital increase by incorporation of reserves, profits or premiums on shares, to the registered shares that are allocated without charge to a shareholder in connection with previously existing shares for which he benefits from the said right. Any merger of the company would have no effect on the double voting right, which may be exercised within the absorbing company, if the latter’s articles of association have created a similar right.

The double voting right shall terminate automatically with respect to shares that are converted to bearer form or are transferred. Nevertheless, any transfer from registered share to registered share, due to inheritance ab intestat or testamentary inheritance, division of community property between spouses, or donation inter vivos to the benefit of the spouse or of relatives eligible to inherit, shall not interrupt the period set above or shall retain the acquired right.

At shareholders’ meetings, no shareholder may cast, by himself and through a proxy, in connection with the simple voting rights attached to the shares he holds directly or indirectly and in connection with the powers of attorney granted to him, more than 10% of the total number of voting rights attributable to the company shares. However, if he also holds, on an individual basis and/or as agent, double voting rights, the limit set in this way may be exceeded taking account solely of the additional voting rights resulting therefrom, without all of the voting rights that he exercises being able to exceed 20% of the total number of voting rights attributable to the company shares.

For the application of the above provisions:

–	the total number of voting rights attributable to the company shares taken into account is calculated on the date of the shareholders’ meeting and is brought to the shareholders’ attention at the opening of the said meeting;

–	the number of voting rights held directly and indirectly is to be understood as including the ones that are attributable to the shares held by a natural person on his own behalf, either on a personal basis or in connection with joint ownership, or are held by a company, grouping, association or foundation, and as including the ones that are attached to the shares held by a controlled company in the meaning of article L 233-3 of the Code of Commerce, by another company or by a natural person, association, grouping or foundation;

–	for the voting rights cast by the Chairman of the shareholders’ meeting, one disregards, in connection with the limitations set forth above, the voting rights that are attached to shares for which a power of attorney has been returned to the company without any indication of an agent and which, individually, do not violate the prescribed limitations.

The limitations provided for in the above sections have no effect on the calculation of the total number of voting rights, including the double voting rights, attributed to the company shares and which shall be taken into account for application of the legislative, regulatory or statutory provisions laying down special obligations with reference to the number of voting rights existing in the company or referring to the number of shares having voting rights.

In addition, the limitations provided for above shall lapse, without any need for a new decision by an extraordinary shareholders’ meeting, when a natural or legal person, acting alone or in concert with one or several natural or legal persons, comes to hold at least two-thirds of the total number of company shares following a public offer for all of the company’s shares. In such a case, the Board of Directors would take note of the said lapse and carry out the related formalities concerning modification of the charter and bylaws.

TITLE V

Financial statements

ARTICLE 19 – FISCAL YEAR – FINANCIAL STATEMENTS

The fiscal year begins on January 1 and ends on December 31.

At the end of each fiscal year, the board of directors draws up an inventory, an income statement and a balance sheet, as well as the notes supplementing them, and establishes a management report. It also establishes the Company’s consolidated financial statements.

ARTICLE 20 – ALLOCATION OF RESULTS

The net income for the fiscal year, after deduction of the overhead and other social charges, as well as of any amortization of the business assets and of any provisions for commercial and industrial contingencies, constitutes the net profit.

From the said profit, reduced by the prior losses if any, the following items are deducted in the indicated order:

1°/	5% to constitute the legal reserve fund until the said fund reaches one-tenth of the share capital;

2°/	The amount set by the shareholders at a shareholders’ meeting with a view to constitution of reserves of which it determines the allocation or the use;

3°/	The amounts that the shareholders decide at a shareholders’ meeting to carry forward.

The remainder is paid to the shareholders as dividends.

The Board of Directors may pay out interim dividends.

The shareholders’ meeting held to approve the financial statements for the fiscal year may decide to grant an option to each shareholder, with respect to all or part of the dividend or of the interim dividends, between payment of the dividend in cash and payment in shares.

The shareholders’ meeting may decide at any time, but only on the basis of a proposal by the board of directors, to effect a complete or partial distribution of the amounts appearing in the reserve accounts, either in cash or in Company shares.

TITLE VI

Dissolution – Disputes

ARTICLE 21 – DISSOLUTION – LIQUIDATION

At the time of the Company’s expiration or early dissolution, the shareholders acting at a shareholders’ meeting determine the liquidation procedure and appoint one or several liquidators whose powers and compensation it determines.

ARTICLE 22 – DISPUTES

Any disputes that may arise during the Company’s existence or at the time of its liquidation, either between the shareholders and the Company or among the shareholders themselves, on the subject of business matters, shall be subject to the jurisdiction of the competent courts of the registered office.

BRIEF REVIEW OF THE COMPANY’S POSITION DURING THE 2001 FISCAL YEAR

General overview of TOTALFINAELF’s current fiscal year

The Company’s three business segments are:

•	the Upstream segment, which includes exploration, hydrocarbon production, gas, electricity, and other forms of energy;

•	the Downstream segment, which includes refining, petroleum product marketing and distribution, specialty products, and the trading and shipping of crude oil and products;

•	the Chemicals segment, which includes Petrochemicals & Plastics, Intermediates & Performance Polymers and Specialties.

The year 2001 was marred by the September 21 explosion at the Grande Paroisse fertilizer plant in Toulouse, the cause of which is still unknown. The company immediately indicated that it would act responsibly and provided support and relief to the victims. TotalFinaElf and its employees have shown their solidarity with those affected.

Consolidated sales declined by 8% to 105,318 million euros in 2001 from 114,557 million euros in 2000.

The oil market environment was generally weaker in 2001 than in 2000. The average Brent oil price fell by 14% to 24.4 $/b in 2001 from 28.5 $/b in 2000, and European refining margins fell by 35% to 15.4 $/t from 23.8 $/t. The dollar strengthened by 2% against the euro in 2001, averaging 0.90 versus 0.92.

Operating income from the business segments excluding non-recurring items decreased by 12% to 13,121 million euros in 2001 from 14,884 million euros in 2000.

Growth and synergies/productivity programs contributed 1.2 billion euros to operating income in 2001, partially offsetting the 3.0 billion euro overall negative impact of the weaker environment.

Net operating income from the business segments excluding non-recurring items declined by 6% to 7,564 million euros in 2001 from 8,035 million euros in 2000.

Net income excluding non-recurring items declined by 2% to 7,518 million euros in 2001 from 7,637 million euros in 2000.

Earnings per share excluding non-recurring items, based on 693.2 million fully-diluted weighted average shares for 2001, was 10.85 euros compared to 10.80 euros in 2000. The record earnings per share was due in large part to the accretive impact of significant share buy-backs.

Reported net income increased by 11% to 7,658 million euros in 2001 from 6,904 million euros in 2000.

TotalFinaElf bought back 39.0 million of its shares(1) during 2001 for 6.1 billion euros.

The fully-diluted number of shares fell to 673.0 million at year-end 2001 from 708.9 million at year-end 2000.

The net-debt-to-equity ratio decreased to 30.9% at year-end 2001 from 32.9% at year-end 2000.

Despite the downturn in the market environment, the return on capital employed(2) (ROCE) was maintained at a high level of 20% in 2001 versus 21% in 2000.

Return on equity(3) (ROE) was 24% in 2001 compared to 27% in 2000.

In 2001, investments increased to 10,566 million euros from 8,339 million euros in 2000.

Divestments in 2001, based on selling prices, were 7,004 million euros.

Free cash flow(4) rose to 8,741 million euros in 2001 from 8,291 million euros in 2000.

(1)	includes 2.76 million shares used to cover stock option program

(2)	ROCE=net operating income excluding non-recurring items/capital employed at beginning of year; excludes goodwill amortization in Chemicals

(3)	ROE=(net income excluding non-recurring items + minority interest + MMPS)/average equity after dividend

(4)	free cash flow=cash flow from operating activities + divestments at selling price – investments

Financial position

The principal items of the Company’s consolidated accounts are summarized in the table below:

In millions of euros	2001	2000	%

Sales	105,318	114,557	-8%

Operating income from the business segments excluding non-recurring items	13,121	14,884	-12%

Net operating income from the business segments excluding non-recurring items	7,564	8,035	-6%

Net income excluding non-recurring items	7,518	7,637	-2%

Net income	7,658	6,904	+11%

Earnings per share (euros) excluding non-recurring items	10.85	10.80	—

Dividend (euros/share)	3.80(1)	3.30	+15%

Investments(2)	10,566	8,339	+27%

Divestments(3) based on selling price	7,004	3,241	+116%

Cash flow from operating activities	12,303	13,389	-8%

(1)	pending approval at the May 7, 2002 AGM

(2)	including increases in long-term loans

(3)	including repayments of long-term loans

Upstream

Operating income excluding non-recurring items from the Upstream segment decreased by 11% to 9,022 million euros in 2001 from 10,113 million euros in 2000. Production growth combined with synergies and productivity programs partially offset the negative impact of a weaker environment.

Net operating income excluding non-recurring items from the Upstream segment was 4,652 million euros in 2001, a 4% decrease from the 4,841 million euros in 2000. The smaller decline in net operating income is related primarily to an increase in the income from equity affiliates.

The return on capital employed for the Upstream segment remained at a high level of 27% in 2001 compared to 29% in 2000.

Upstream liquids and gas production rose to 2,197 kboe/d in 2001 from 2,124 kboe/d in 2000, an increase of 3.4%. There was no acquisition impact on 2001 production. Excluding the impact of divestments, Upstream production grew by 5.3%.

Liquids production rose by 1.5% to 1,454 kb/d in 2001 from 1,433 kb/d in 2000. Gas production increased by 8.1% to 4,061 Mcfd in 2001 from 3,758 Mcfd in 2000.

Production growth in 2001 resulted mainly from the start-ups of Elgin-Franklin in the UK North Sea and heavy oil production from Sincor in Venezuela as well as from increased production in Norway, Myanmar and Nigeria.

Driven by exploration/appraisal activities, proved reserves continued to grow, rising 2% to 10,978 million boe at year-end 2001 and representing more than 13 years of production at the current rate. For consolidated subsidiaries, the 1999-2001 three-year average reserve replacement rate was 184%.

Highlights of 2001 include first production from the Elgin-Franklin fields in the North Sea, first production from the Girassol field in Angola in December, and the completion of construction of the Sincor upgrader, which has since started operations in early 2002.

Downstream

Operating income excluding non-recurring items from the Downstream segment decreased by 4% to 3,004 million euros in 2001 from 3,144 million euros in 2000.

The solid performance by Downstream in the deteriorating market environment of 2001 was due primarily to a 0.7 billion euro positive impact on operating income from the implementation of synergies and productivity programs. This positive impact largely offset the negative impact of changes in the market parameters.

Net operating income excluding non-recurring items from the Downstream segment increased by 3% to 2,309 million euros in 2001 compared to 2,232 million euros in 2000.

Despite the weaker environment, return on capital employed in the Downstream segment improved to 22% in 2001 from 19% in 2000.

Refinery throughput increased to 2,465 kb/d in 2001 from 2,411 kb/d in 2000. The capacity utilization rate further improved to 96% in 2001 from 94% in 2000. Refined product sales increased slightly to 3,724 kb/d in 2001 from 3,695 kb/d in 2000.

Chemicals

Sales for the Chemicals segment declined by 6% to 19,560 million euros in 2001 from 20,843 million euros in 2000.

Operating income excluding non-recurring items fell by 33% to 1,095 million euros in 2001 from 1,627 million euros in 2000.

The 2001 decrease in operating income for the Petrochemicals & Plastics sector was due primarily to lower margins. Excluding divestment impacts, operating income for the Intermediates & Performance Polymers sector was stable in 2001 relative to 2000. Specialty Chemicals sales increased in 2001 due to acquisitions made in 2000, but operating income suffered the effects of the particularly unfavorable situation in the US and in the electronics industry.

The Chemicals environment had a negative impact on operating income in 2001 of approximately 0.6 billion euros.

Net operating income excluding non-recurring items fell by 37% to 603 million euros in 2001 from 962 million euros in 2000.

The return on capital employed for the Chemicals segment was 7%(5) in 2001, a decline from 2000.

PARENT COMPANY TOTAL FINA ELF S.A. AND PROPOSED DIVIDEND

The parent company TOTAL FINA ELF reported earnings of 3,829 million euros in 2001 compared to 3,012 million euros in 2000. The Board of Directors of TotalFinaElf, after closing the accounts, decided to propose at the May 7, 2002 Annual General Meeting (AGM) a cash dividend of 3.80 euros per share, representing a 15% increase from the previous year, to which will be added the avoir fiscal (French tax credit) pursuant to the terms in force. The payment date for the proposed dividend will be May 17, 2002.

OUTLOOK

For 2002, TotalFinaElf expects to maintain a high investment level of 9.7 billion euros, with priority given to Upstream growth. The 2002 budget for investments is split 73% in Upstream, 14% in Downstream, and 13% in Chemicals.

(5)	excluding 145 M€ goodwill amortization

The ongoing divestment program is expected to generate about 2 billion euros in 2002, allowing the company to continue its share buy-back program. In the first two months of 2002, the company repurchased 2.6 million shares for 0.4 billion euros.

The business segments are well positioned to further improve their performance. Upstream production growth should average 6% per year from now through 2007, with 10% growth in 2002 versus 2001 and 5% per year thereafter. The Downstream segment is continuing to implement self-help plans that should lead to a lower refining breakeven point(6) of 5 $/t in 2005. Finally, the Chemicals segment is poised to benefit from increased volume capacity as well as a renewed emphasis on financial discipline.

The target for the 1999-2003 self-help program has been revised upwards from 4.4 billion euros to 4.8 billion euros, assuming a constant environment. The increase is due primarily to a larger impact of Upstream volume growth.

The 2003 target for return on capital employed in the business segments, based on a reference environment(7), is confirmed at 16%, with targets for the segments of 17.5% for Upstream, 15% for Downstream, and 12% for Chemicals.

Using the same reference environment, the 2005 target has been set at 16.5% for the segments, with 17.5% for Upstream, 16% for Downstream, and 14% for Chemicals.

Over the first two months of 2002, the oil market environment has been mixed. European refining margins have deteriorated sharply and petrochemical margins are very low, while the oil price and dollar have remained relatively stable compared to the fourth quarter 2001.

Strategically well-positioned segments and a continuing policy of disciplined capital management should allow the company to continue to deliver high-return growth.

(6)	based on major products and specialty products
(7)	€/$ = 1; Brent = 17$/b; European refining margin (TRCV) = 12$/t; mid-cycle for Chemicals ROCE excludes goodwill amortization in Chemicals

FIVE-YEAR FINANCIAL SUMMARY AND INCOME ALLOCATION

	2001	2000	1999	1998	1997

I – CAPITAL AT YEAR END (in thousands of euros)

Common stock	7,059,350	7,404,658	7,222,037	1,865,882	1,862,418

Number of shares of common stock outstanding	705,934,959	740,465,798	722,203,679	244,787,638	244,333,176

Potential number of shares for issue

• by exercise of share subscription options	449,881	962,680	1,522,135	2,578,770	3,052,332

• TotalFinaElf US Warrant	1,786,395	1,789,691	1,674,958	—	—

• ELF	5,951,375	6,296,965	6,786,902	—	—

• Petrofina employee warrants	—	—	136,359	—	—

II – OPERATIONS AND INCOME FOR THE YEAR (in thousands of euros)

Net commercial sales	3,949,347	16,488,288	7,666,169	4,575,011	6,777,501

Employee profit sharing	10,200	10,214	10,214	4,573	7,394

Net income	3,828,722	3,012,113	916,109	572,623	662,432

Retained earnings brought forward	651,989	19,134	385,535	501,955	398,369

Income available for appropriation	4,480,711	3,031,247	1,301,644	1,074,578	1,060,801

Legal reserve	—	18,262	1,061	346	1,683

Provident funds	—	—	—	—	—

Reserves	—	—	(408,756)	—	76,224

Dividends	2,712,141	2,449,443	1,709,339	704,319	484,229

Retained earnings	1,768,570	563,542	—	369,913	498,665

III – EARNINGS PER SHARE (euros)

Income after tax, before depreciation, amortization and provisions(1)	5.51	4.56	0.98	2.74	1.70

Net income(1)	5.52	4.26	2.61	2.33	2.70

Net dividend per share	3.80	3.30	2.35	2.00	1.98

IV – PERSONNEL (in thousands of euros, except for the number of employees)

Average number of employees during the year(2)	2,645	2,488	2,523	2,501	2,424

Total payroll for year	219,987	203,501	171,122	162,217	150,252

Social security and other staff benefits	106,135	85,738	85,083	79,574	77,734

(1)	Earnings per share are calculated on the basis of the weighted-average number of common shares and common share equivalents outstanding during the year.

(2)	Including employees on early retirement or paid training leave (30 in 2000 and 7 in 2001).

REQUEST FOR COPIES OF DOCUMENTS AND INFORMATION
referred to in article 135, as amended, of the Decree
No. 67-236 of March 23, 1967

Address Request as Follows:
BNP PARIBAS
G.I.S. EMETTEURS,
Les Collines de l’Arche,
75450 Paris Cedex 09

I, the undersigned

Surname and given names:

Mailing Address:

acting in my capacity as shareholder of:

TOTAL FINA ELF S.A.

acknowledge having already received the documents concerning the Shareholders’ Combined General Meeting of May 7, 2002 that has been convened, referred to in article 133, as amended, of the French Decree No. 67-236 of March 23, 1967, namely: the agenda, the proposed resolutions, the summary statement of the Company’s position during the last fiscal year (with the annexed table of results for the last five fiscal years), hereby request said Company to send me, at no charge, prior to the Combined General Meeting of May 7, 2002 (1) the documents and information referred to in article 135 of the aforementioned Decree.

Signed at	, on	, 2002
Signature

(1) in accordance with the provisions of Articles 133-4° and 138, para. 3 of the Decree of March 23, 1967, any registered shareholder may, by a single request, obtain from the Company by mail, the documents and information referred to in Articles 133 and 135 of the said Decree on the occasion of all future Meetings to be held after the above mentioned Meeting (Article 135 refers, in particular, depending on the nature of the Meeting, to the information concerning the directors and general managers, and, if applicable, to the candidates to the Board of Directors, the management report, the balance sheet, the income statement, the notes, the reports of the auditors, and the auditors’ report as well as the report of the Board of Directors that must be presented or made available to the Extraordinary Shareholders’ Meeting in cases provided by law).

If the shareholder wishes to take advantage of this service, he/she must so specify on the present request.

TOTAL FINA ELF S.A.

COMBINED GENERAL MEETING
(ORDINARY AND EXTRAORDINARY)
OF MAY 7, 2002
at the Palais des Congrès
2, place de la Porte Maillot, (75017) Paris

REQUEST FOR AN ADMISSION CARD

I, the undersigned

SURNAME (Mr., Mrs. or Miss)
or company name

Given Name

Complete address	No	Street

Postal code	City

Country

Owner of	registered shares

and/or	bearer shares held in an account at

hereby request BNP PARIBAS, G.I.S. EMETTEURS, Les Collines de l’Arche, 75450 Paris Cedex 09, to send me, at the above address, an admission card to the Combined General Meeting (Ordinary and Extraordinary) to be held on May 7, 2002.

Signed at	, on	, 2002
Signature